Exhibit 3.1

MGIC Investment Corporation

Amendments to Bylaws

Adopted March 3, 2013

Section 3.12(b) of the Amended and Restated Bylaws is amended and restated in its entirety to read as follows:

(b)           The Board of Directors by resolution adopted by the affirmative vote of a majority of the number of directors fixed in Section 3.01 may designate one or more other committees, appoint members of the Board of Directors to serve on the committees and designate other members of the Board of Directors to serve as alternates. Alternate members of a committee shall take the place of any absent member or members at any meeting of such committee upon request of the Chairman of the Board or the President or upon request of the chairman of such meeting. Each committee (other than the Executive Committee) shall consist of two or more directors elected by, and to serve at the pleasure of, the Board of Directors. A committee may be authorized to exercise the authority of the Board of Directors, except that a committee (including the Executive Committee) may not do any of the following: (a) approve or propose to shareholders action that the Wisconsin Business Corporation Law requires to be approved by shareholders; and (b) adopt, amend, or repeal these Bylaws. Unless otherwise provided by the Board of Directors in creating the committee, a committee (including the Executive Committee) may employ counsel, accountants and other consultants to assist it in the exercise of its authority. Notices of committee meetings shall be given to committee members in compliance with Section 3.05. Each such committee shall fix its own rules governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request.